Exhibit 99.1

Mark Roberts, Managing Director, The Blueshirt Group

Thank you for standing by and welcome to the Lucid Motors and Churchill Capital Corp. IV conference call. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the form eight K that has been filed today by Churchill acquisition Corp. IV, and maybe accessed on the SEC’s website and statements made during this call that are not statements of historical facts or otherwise constitute forward. Looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ from historical results and or from forecasts. The companies refer participants on this call to the announcement, press release in the investor presentation. Each file does an exhibit to form, to form 8-K for discussion of such risks, uncertainties, and other factors that can affect the proposed business combination and PIPE investment. The businesses of Lucid Motors and Churchill's capital core four, and the business of the combined company after completion of the proposed transactions.

Forward-looking statements may include but are not limited to Lucid Motors and Churchill Capital Corp. IV's expectations or predictions of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the proposed transactions. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements. Lucid Motors and Churchill Capital Corp IV are under no obligation and expressly disclaim, any obligation to update alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In today's remarks, we may also refer to certain projected non-gap financial measures, definitions, and limitations of these non-GAAP financial measures are available in the investor present presentation. We refer you to the cautionary language found in the form 8-K file today for additional information for everyone on the phone, this presentation was recorded and Churchill Capital Corp. IV and Lucid Motors will not be fielding. Any questions on today's call this call will be available for telephone replay. Starting later today, a webcast replay will also be available via the link provided in today's press release as well as on both Lucid Motors and Churchill Capital Corp IV’s websites. With that, let me now turn it over to Peter Rawlinson, Chief Executive Officer and Chief Technology Officer of Lucid Motors. Peter.

Peter Rawlinson, CEO and CTO of Lucid Motors, CEO and CTO of Lucid Motors

Thank you. Wherever you're joining us from in the world, I'd like to extend a really welcome from us here at Lucid Motors in California. I'm joined by senior members of the Lucid team and Churchill Capital team. We have a very comprehensive slide deck to present to you. But before we get into that entree, I'd like to present a little star to the set, the stage. We have a video. Please, could you play the video?

Video:

It's impossible to see. And when it's finally here, it might not be what you'd expect. [inaudible] It might just be better. Introducing luxury electric. Introducing Lucid Air.

Peter Rawlinson, CEO and CTO of Lucid Motors

Welcome to everyone joining us here in Lucid’s headquarters, to see the fusion of the art and the science, the technology, all coming together in an incredible product, which will offer the customer so much more luxury and comfort, incredible performance, remarkable range, so much space, Just the volume of the frunk and the HMI. It's a beautiful piece of art. The technology that underpins it is out of this world.

Derek Jenkins, Vice President of Design, Lucid Motors

From the very beginning, our core mission has been to accelerate the adoption of electrification. For the last 13 years, we've been pursuing this goal. We began by advancing our battery technology under our the Ativa brand, where we logged over 20 million miles in real world, driving data. Armed with everything we learned, we then turned our efforts to creating the best car in the world, by rethinking from the ground up every single aspect of the vehicles, engineering and design. On the design side, we wanted to simplify the vehicle to its core essence, to create something future forward yet timeless. We wanted our car to be effortlessly sleek, seamless, and to cut through the Air like an aircraft. This pursuit of simplicity, focus the design around a single feature line that connects our front light blade travels down the shoulder to the rear of the car and ties to our minimalist tail light. One of the advantages that Lucid has had is that our drive train components are incredibly compact and power dense. We push all those components down in a way to give all that extra space to the passenger compartment. It creates a very unique paradigm where we're larger on the inside, but more compact on the outside.

Peter Rawlinson, CEO and CTO of Lucid Motors:

So to enable the space concept to work, it required mastery of electric cars, electric powertrain, battery, motor, transmission, power electronics for inverter and software. And we do all that in house. Over the last two years, Lucid under its Ativa technology wing has been the supplier for the world's premier electric race car series. The world championship that pack was created conceived, engineered developed, and is actually manufactured here in this very building. That technology that we've developed and finessed on the racetracks. It's now finding its way directly into the Lucid Air. I'm really delighted that Lucid Air has been validated as achieving over 500 miles. This relentless search for efficiency has resulted in the rest of the system being minute and yet unbelievably, we have over a thousand horsepower.

We develop a whole host of cutting edge technologies and systems fully in-house. One to mention would be our dream drive system. We have a host of 32 ADAS sensors. We've been able to, re-engineer a headlamp completely. We're using our micro lens array optical system. We achieve the most homogeneous headlights of any car out there. Another aspect that's fully developed in the house is our 924 fault architecture.

Peter Rawlinson, CEO and CTO of Lucid Motors

We have a pack which can take 300 kilowatts of fast charge over 900 volts. And no one else has that. This is groundbreaking. The Wunderbox enables us to charge very, very fast. And one of the most customer important systems is the bi-directionality. This will enable you to use the car as a battery system.

Also, we have a first ESS system. We can use the same technologies from our car into our static energy storage systems, and then achieve an economy of scale, which feeds back to the car.

Eric Bach, Vice President of Hardware Engineering, Lucid Motors

This September, we started to build the first cars in our AMP factory in Casa Grande, which is the first green field EV factory in North America. And to my knowledge, the fastest automotive plant ever built. This is just the first phase of our manufacturing expansion with phase two kicking off shortly and scheduled for completion of the first step general assembly in 2022. Because if you're building a luxury vehicle, without quality, there is no way. It requires quality in every step in your design, in your engineering and your manufacturing processes and in the people you hire. Quality must be the foundation and the first principle of everything you do, the Lucid UX experience starts outside the car in our vehicle app. This app is tied to your Lucid ID, so as you approach the car, it knows that you and loads your unique profile. You can then use natural voice commands to play music, set a stop on your navigation, or even check your calendar. This Lucid ID further connects all aspects of the Lucid customer journey to create a seamless experience from retail to web to app, to overall in-car experience on the retail end, our approach was to put all the love and care We put into the Lucid Air, into our retail studio experience. We already have six retail locations open in California and Florida with more opening throughout 2021 and beyond.

Peter Rawlinson, CEO and CTO of Lucid Motors

We're going to launch Lucid Air with exquisite limited edition Dream edition. This car has over a thousand horsepower and zero to 60 under 2.5 seconds, a standing quarter in 9.9. It's an incredible and unique fusion of performance and range. Although we consider the Air to be a profound achievement, we believe this is just the beginning of Lucid. Firstly, our vehicle division will comprise a range of cars each featuring our breakthrough technologies. And this all starts with the Lucid Air, but will quickly expand to other platforms and echelons within the market. We'll gradually make our cars progressively more affordable. Secondly, our energy storage solution division is being developed for home, commercial and utility scales. We're planning to achieve enterprise level storage for homes and businesses alike. Thirdly, our technology division, similar to how we supply battery packs to the premier world championship Evie racing series. We aim to grow as a technology supplier to other OEMs. We further believe that our technology has significant potential applications in the aviation heavy machinery Marine and agricultural industries. So, from everyone here at Lucid, thank you so much for joining us here today, but we have one last sneak peek for you introducing Project Gravity.

Peter Rawlinson, CEO and CTO of Lucid Motors

I hope you all found that both entertaining and informative. I'd like to introduce the team of presenters today. I’m Peter Rawlinson, CEO and CTO of Lucid Motors, I’m the CEO of the company. I joined Lucid eight years ago. I'm a career engineer. I spent my entire career as an engineer in the auto industry. I was at Jaguar for many years and I rose to Chief Engineer at Lotus. I joined Tesla where I was Chief Engineer of the Tesla model S and Vice President of vehicle engineering. I joined Lucid to take the electric car to the next level. And today I'm accompanied by my Vice president of design, Mr. Derek Jenkins, Vice President of Design of Lucid Motors, Derek.

Derek Jenkins, Vice President of Design Lucid Motors

Thank you, Peter. Hello everyone. Great to be with you today. I joined Lucid in 2015 to work specifically with Peter and have my first go at designing and developing electric vehicles. I started my career at Audi in Germany. That's where I got my first experience designing luxury cars. I subsequently stayed with the VW group for about 16 years, doing a whole range of products, working on several brands within the BW group. 2009, I joined Mazda to overhaul their entire lineup of cars and overhaul the brand as well. It's great to be with you today.

Peter Rawlinson, CEO and CTO of Lucid Motors

Thank you, Derek. And I'm also accompanied by Mr. Mike Smuts. My vice president of finance. Mike,

Michael Smuts, VP of Finance, Lucid Motors

Thank you, Peter. As Peter mentioned, my name is Mike Smuts. I run the finance team here at Lucid. I joined the organization about one year ago. Prior to coming to Lucid, I'd spent the previous 25 years of my career at Ford motor company in various roles, supporting different operations and geographies.

Peter Rawlinson, CEO and CTO of Lucid Motors

Thank you, Mike. I think it's accurate to say that the entire Lucid team is united with a sense of a mission and a clear vision. And that vision is to truly accelerate the uptake of sustainable mobility for all mankind. Unashamedly, Our first product is a very high-end vehicle. Lucid Air is poised to compete directly with the best of the best Mercedes-Benz S-Class, but over the period of the next decade, we'll make progressively more attainable vehicles available and progressively increase our manufacturing accordingly. The first product Lucid Air is on track for expected production this year, but we are really augmented and thrilled as a company to be joining forces with Churchill Capital IV and here to introduce Churchill Capital, the man who needs no introduction because his reputation proceeds him. Mr. Michael Klein, Michael.

Michel Klein, Chairman and CEO of Churchill Capital

Peter, thank you very much for that too gracious introduction. Thank you for that video. I have to say for me it never gets old and it certainly reminds me why we are so honored and so excited to be working with you to bring Lucid to the public, to bring Lucid to the investor public, and to help you fund Lucid to provide the world-class groundbreaking vehicles and all of the energy related infrastructure that you will provide to the world. For those of you who have not invested with Churchill before, we formed a firm several years ago, with a unique purpose to create and invest in high quality, best in class, growing companies, we've been extremely fortunate over the past four years to be in this business. Our first great success with our earliest partner was Clarivate analytics with Jerry Stead. And on the back of that, we created a formal general partnership with 20 of the leading CEOs and value creators in the world.

And we brought together capital that is long-term and committed, capital that invests directly in our entities at every time period, and best in class execution to assist leading management teams to build out their franchise in the public markets, recognizing that going from private and not fully funded to public and more aggressively funded has the ability to dramatically change the growth curve of a company. And certainly with Lucid, that is absolutely the case. We've been fortunate that we've created four companies. They've all been market leading companies, all significant cash flow generating companies, all high growth companies, and all companies that we're proud to continue to be fully invested in. We've raised approximately $7 billion in IPO capital, and that IPO capital has roughly tripled in value. So we're pleased to have provided good returns for all of our investors from the outset, but the key, the key to our efforts is the work of our large team.

We have typically 50 people or so that are engaged in working, analyzing, diligencing, valuing, creating public companies. In this particular case, I would say that Churchill Capital arguably was made to be Lucid’s partner. First and foremost, what we did upon learning that this was an opportunity for us, is we asked first before any other analysis to go straight to the factory, to go straight to the R&D lab to see the car, to drive the car, to be part of understanding both the actuality of the business and the vision. This is a new company, a new plant, a new product. And with all of those embedded risks for investors, we wanted to go directly to the source.

And with that, we brought our best operating partners. I was honored and I am pleased to have as a partner, Alan Mullaly, who's one of the great engineers in this world, and one of the great executives having turned around Ford, but more importantly, built a culture of engineering, accountability, partnership, execution, and commitment. He has worked with us to validate Peter's vision, to validate that the technology is in fact breakthrough. Across the battery, the powertrain, the motor, across it's the miniaturization to create far greater space and capacity for a luxury vehicle. He brought to us a terrific executive, Nancy Joya, Nancy ran electrification at Ford. And she's now the chairwoman of a solid state battery company. She's been intimately engaged and also working through to understand where this company is and what this company needs and to Peter and his team's credit of openness, uh, they've shared and been very open about the areas that are ready and the areas that are being worked for completion. We've also had the benefit of a partner Bill Vechty who had responsibility at Microsoft to run windows for many years through many roll-outs and then to assist in the turnaround at a very senior level of HP. He's a terrific software and enterprise executive. He's worked very closely with the fine team that Peter has put together, which he will describe to you on the software side. And because of course this is 60 computers and software on wheels, as Peter will tell you, all of that is critical. We've benefited as well by others of our operating partners, because our operating partners all invest directly in the business. They are all incentivized to create value. They typically have up to half of our investment is our operating partners. And we've been truly blessed as well that the chairman of the company Lucid is an individual that we have had a relationship with and a partnership with and he is an operating partner of ours. Andrew Liveris, who helped build and create value at Dow DuPont, having him helping the management team on what is such an important, capital intensive build out with such an incredible focus on technology gave us great, great comfort.

And I would say in conclusion, as we hand this, it's critical for us to set up great companies at great and attractive and appropriate values for all of our investors. And we will share with you later how we view that. But in conclusion, when I hand it back to Peter, some of the people that we respect best in the world of technology, best in the world of design, some of our best operating partners have said that Peter and his team of engineers are world-class. The design, that Peter Derek and the team have put together is extraordinary. And the move from the taster of this high price limited edition product, uh, is critical to the development of the brand. And we believe that that should be released exactly when Peter is ready for it to be perfect, to delight everyone. He's committed that that is in the back half of this year. And for us, because our business is about scaling great companies, executing, building, expanding, and growing value, not taking pure light switch technology risk, his readiness to move forward with a plant and a car and the design and the team to extend into leadership is what gave us the excitement and the confidence to help build this company. Let me hand it back to you, Peter, and thank you.

Peter Rawlinson, CEO and CTO of Lucid Motors

Thank you so much, Michael. And thank you for those kind words. Thank you for the technical endorsement that you have given us and the confidence that you have in the team here. I think it's a testament to the entire Lucid team, for this is truly a team effort, that we're able to attract such an illustrious and high caliber organization as Churchill Capital IV under your leadership, Michael. Moreover, I think that the illustrious roster of luminaries that you have assembled will provide a new dimension and dynamic to Lucid as we grow the business.

Now, let me start the presentation with a synopsis of Lucid. We're here with a clear mission to take electrification to a new level, to create the next generation of electric vehicles. I believe we've established a legitimate track record with a highly experienced team. Uh, this is truly a fusion of hardware and software, and we have members of my former Tesla Model S team, augmented by executives from iPhone experience onboard. Our technology is now being recognized as truly world-class. We have a plan for long-term success. We start with a high-end products gradually make more affordable, more accessible vehicles and gradually increase production accordingly. We very much concur with Tesla's approach philosophy of having vertically integrated approach, both to manufacturing and service network and sales. The simple fact is that manufacturing, ensuring the quality of our product is right, is too precious, too critical, an activity to entrust to a third party. We have to control our own destiny. And the same applies to nurturing and growing those precious relationships with our customers. We cannot entrust that to anyone other than ourselves. But this has far more potential than just automotive. We have untapped potential in disrupting other industries. My vision is that we create the Lucid group of companies of which Lucid Motors is just one part. We have our cars, energy storage, and our technologies, but let's look at the cars we've created a beguiling, uh, product plans stretching out for the next decade. Multi-platform to bring fantastic cars to the market. And we have a fAir wind in our sails, not because of current trading conditions on wall street, but because the whole world meets this move to sustainable mobility because we have an impending environmental crisis, which we all need to take responsibility for. We've now an experienced and fantastic partner, a dream team partnership with Churchill Capital.

I'd also like to mention valuation because, you know, today Tesla, commands a market cap of around $750 billion and it does so based upon its technology. Its technology commands that price. What I will show you is that we have technology every bit as good as Tesla and in many cases better. And this investment opportunity occurs at a price, at a value, less than 2% that of Tesla. Now, no company is any better than its team. And I'm blessed with a very highly experienced, very talented executive team fusing talent from the worlds of hardware and automotive with software, because this is truly a fusion of art and science, software and hardware. Let me draw upon some metrics, some key metrics, and without going into too much detail here, I would just highlight that we're the first EV company to have an independently validated EPA range estimate in excess of 500 miles. And also like to draw your attention to our 300 mile charge in around 20 minutes using our wonder box technology and 900 volts architecture. This is extraordinary, but moreover I'm very cognizant here. This isn't just about a car or technology or even the product with building a brand, a new brand, a luxury brands, a very cool California West coast brand. And I can think of no one better able to describe a cool California brand then Mr. Derek Jenkins, Vice President of Design of Lucid Motors, Derek,

Derek Jenkins, Vice President of Design of Lucid Motors

Thank you, Peter. Yeah, our market position in our strategy is really tied to the knowledge that luxury in the automotive space is shifting, but not only in the automotive space, we've already witnessed a big shift in hospitality, a big shift in luxury goods, and that's away from traditional luxury. And traditional luxury usually meant heritage legacy, a sense of opulence and indulgence, and that change is really being driven by consumers where we see a shift towards something we're calling post luxury or modern luxury. And that's a sense of wellbeing, still very refined and sophisticated, but a big focus on experience, especially technology and the sense that sustainability is the new aspiration. And if we step back and take a look at what that positioning means for Lucid, you can imagine, uh, next slide, please. You can imagine the difference between say something like the Maybach, Mercedes or Bentley, which is again, very traditional luxury as contrast here with Lucid Air, which is elegant, minimalist simple, high-tech totally sustainable. This is the Lucid approach. If we look at what that positioning means for Lucid, we give Tesla full credit for really showing the world that electrification can be extremely appealing, very fun to drive. But we did not consider their position, a luxury position, they're moving downmarket. So that leaves an opportunity for Lucid to really define electric luxury. Conversely, the traditional luxury brands, especially the big three Germans, are really born out of legacy of internal combustion. They are going to make EVs, but done in a very traditional way. With that shift that allows Lucid to own this new space, define this new space and be a, be a leader here.

Now, if we step back and look at the Lucid brand DNA, we take a lot of pride in the fact that we are born in California. That is our origin story, if you will. And we define California in two ways, heart and mind. On the heart side, it's all about the emotion, the creativity, the human side, the beauty. On the mind side, it's all about the technology, the innovation, the disruption, being our home is here in Silicon Valley. And you take the balance of those two opposing ideals and that is really an ideal mix for a luxury brand. Now talk a little bit more about the product in our technologies. I'm going to shift back to Peter.

Peter Rawlinson, CEO and CTO of Lucid Motors.

Thank you so much, Derek. So I firmly believe that product is king. Of course you might say, I would say that I'm an engineer. But seriously, 10 years ago today I was at Tesla, I was chief engineer of the Model S. And firstly, people were surprised that we were able to engineer a car from scratch, but then I had voices everywhere telling me that I didn't get it because we couldn't succeed because Tesla wasn't a brand. without a brand, and Tesla had no brand, we couldn't possibly succeed. Man, how things have changed in 10 years. The fact is, what less defined Tesla as a brand and this car, the Lucid Air, will define another brand, a new brand. This car will define Lucid as a brand. And that's why we're so committed to getting it right. This has to be a technological tool to force. We launched with the Dream addition over thousand horsepower. But my passion is to get that price down to Air Pure in 2022, under $70,000 price point. Let's take a look inside that car. The car is redesigned. It's redesigned about the potential of electrification. By miniaturizing the electric components at the whole power train. By doing that in house, we have this thing called the space concept, where we can make the car smaller and more compact and therefore more agile and efficient and nicer to drive on the outside. And yet we can tease out more interior space, give more leg room, and length to the cabin, than even a long wheelbase Mercedes S-Class. And what you see there are the executive Aircraft style inspired rear seats, which we plan to get ready in a couple of years time, which is going to be really great for China markets I believe. However, to start with we'll launch with a bench rear seat and you see this expensive interior as a consequence of the space concept. Taking a look up front, we see this beautiful color palette, and this is inspired not just by locations in the great state of California, but by the lights at a particular time of day, it's very much a time and place in California inspiration to interior color themes.

And all this is capped off by this expensive glass canopy, really further emphasizing this feeling of space and modernity. Up front, we have an HMI, which we call the glass cockpit. This is a beautiful work of art, but it's cutting edge techniques and technology. It's state of the art. This is a compound curved assembly of three screens two of which are touch. And it's on line of sight with the driver for safety, so you don't have to take your eyes off the road. For occasional, more immersive use, we have our retractable center screen, which augments this HMI. And this is being engineered by a team of very experienced Apple engineers. Really, again, emphasizing, this is a pure fusion between hardware and software. The whole car is closed in a highly aerodynamic body shell with a with the drake coefficient, which has been measured under at 0.21.

And why do we need that? We need this to ease out and eke out the very best range through efficiency. And this brings on to efficiency. Now it is my belief that this is the single most relevant metric of the prowess and provenance of an EV company. If you had to distill it down to a single figure, this is it. It's like a sprint or a hundred meter sprinter. What is your 100 meter time? I think you saying Usain Bolt got 9.58. That defined his prowess. This defines the prowess of an EV company, in my view. And here we see just why Tesla's worth $750 billion and the other companies aren't. This is why I believe Tesla is about six years ahead of everyone, because this is a technology race. This is not about range per se, because I can always stuff an extra few batteries in place, we've got more range for a bigger pack that would be cheating, that's dumb range. But look, we're listeners. And how have we achieved this? We're actually significantly ahead of where we believe Tesla is, and this is data that we've achieved and accrued through laboratory data. We've actually tested the very best, newest Teslas at the time back to back with our prototypes. And we see that we are ahead in this race. And this is really significant because Tesla recognizes that the move to electrification is truly a technology race. That is its value proposition. Lucid recognizes that. And I think there's another common thread here. Tesla has the foresight and the capability to design, engineer and manufacturer all of its power train in-house. We take very same approach and I'll show you that philosophy in our manufacturing section. And if you compare that with some of these incumbent automakers, they tend to buy parts off the shelf, even established names.

Now a Lucid Air will be really overtly a Mercedes S-Class competitor. We're not really competing directly with Tesla at all to start with. I think it's absolutely relevant for us to compare metrics for the best EVs in the business, which what Tesla model S and Porsche Taycan. And it's been long established that the attributes of range and performance of being viewed as mutually exclusive. But this really shows that Lucid Air Dream edition is truly a paradigm buster. It fuses extraordinary range and extraordinary performance in one. This is a new era of technology, a new era of EVs. But let's see how Air stacks up against its natural competitor, Mercedes S-Class. Against all objective metrics, I think Air wins hands down at all price points. But there's something less tangible, as much more subjective factors at work here. And I, I'm not being disparaging to Mercedes Mercedes, it's a monster piece of engineering, but it's old-world luxury. You know, the modernity, the driving experience of the electric Lucid Air, the toned down brand sensibility. This is the new age, the new era, and we should embrace that. Air will be available in four specification levels. And we'll gradually make that more attainable. We start with producing Dream edition, over a thousand horsepower, and my passion is to get to Pure as soon as possible to make the car attainable for more people. And all this is enabled by our LEAP platform, the Lucid Electric Advance Platform. And that is the basis not just for Lucid Air, but for Project Gravity. Now, this platform is a skateboard type platform, aluminum intensive, and embodies all our technology, the Lucid technology, the battery pack, the motors, the inverters, our aluminum intensive suspension system, it's all there, state of the art. And this platform is designed interactively and enables the space concept to work.

Let's take a look at Project Gravity. We're going to do the same for an SUV based upon the Air platform, all the great technologies, all the spaciousness. We're going to make a car, which has got more compact, exterior, more spacious interior, range through efficiencies, all these attributes. And beyond project gravity, we have a beguiling range of products planned for the next decade, and that will encompass multi-platforms. And there's one thing I really want to emphasize here, please do not mistake Lucid for a niche player. We starting overtly high-end, deliberately, to establish the brand. I want Lucid to be huge over the next decade. We're going to make hundreds and hundreds of thousands of cars. This is going to be a huge, significant player.

We want to significantly have an impact upon global warming. And the only way we're going to do that is get a lot of people in electric cars. But this is more than just the cars. My vision is to create Lucid group of companies, and there'll be three divisions to that. It is our cars, which is Lucid Motors. I want to create the energy division and our technology division. We're starting small out of planting small acorns today from which the mighty oaks will grow. We've already got an alpha prototype ESS system running. We're going to plug that into our solar farm that we're currently building on the roof of our headquarters and get that up and running as soon as possible this spring. And funneling just grow into a series of baby steps as a tech supplier, as a supply of battery packs. The world of international motor sports is a great example.

And I see a huge opportunity here for us to supply to other car companies, to other industries. I think evTOL, aircraft, is going to be an explosion of the next 10 years, and we've got the perfect power train, integrated powertrain solution to supply those evTOL companies.

Let's take a look at some of the technologies, because technology is core to a very being. Lucid is a tech company as much as a car company. Really, there's five key categories here. Our battery pack, we're renowned for that with our motor sport experience, going back to the formation of the company back late 2007, we were originally a battery pack company under the Ativa banner. Motor and transmission world class, state-of-the-art, entirely created in-house. Inverter technology. That's the switch, which takes the DC from the battery pack and switches at a time frequency to a three-phase AC to the motor system. This is entirely done in-house incredibly volumetrically power dense, state-of-the-art over 900 volts with precise thermal control of the Silicon carbide MOSFET. Then we have my directional challenging introduces our Wunderbox and the Wunderbox really fuses a multiple range of functionality in the car, which I'll go into in a little bit more depth later. And then we have this all important software, which is the mortar, which really bonds all these bricks cohesively.

Let's take a look at the details here, but first I would say it's really important to emphasize that all this technology one hundred percent is created in house. We have the technology. Now let's look at the battery pack. We are the supplier to the world championship electric motor sports series. And, as a result of that, we've learnt so much about battery packs in very, very harsh environments and motor sport is, is perhaps the best test of that technology. We created that pack. It's a hundred percent Lucid’s technology designed, engineered, tested, developed, and we manufacture that in-house. What we've done is we've taken all that learning and we've distilled it and we've simplified it and made it easier to mass produce. And we've created the close DNA cousin of that and integrated that into a completely different form factor with different cell chemistry. But nevertheless, all that integration learning into Lucid Air. It really is motor sport derived. Let's take a look at our drive units. What is a drive unit? Drive unit is a combination of four key elements, moto,r inverter, differential, and a transmission. And this is really as close to apples to apples that I can get. This is our unit stacked up against the best of the best, two well-known configurations from the leading US brand and the leading German brands.

I was actually quite shocked when I saw this for the first time. This is the power to weight ratio. This is in horsepower per kilogram. These are real numbers. This isn't a fantasy of something we're going to make in three years time. All our cars are currently driving around with these drive units and we're gradually making them, getting them to a stage where we can run them in pre-production at our power train plant in Arizona.

Let's take a look at our two-way charging and the wonder box. We have two way challenging what's that we have grid to car and we have VTG vehicle to grid. So you can actually run your home off this two-way charger. We have up to 300 kilowatts DC fast charge, and we have that through our Electrify America partnership. This is over 900 volt system, but the Wunderbox does so many things because it's a boost charger. So you could plug in to a more traditional, although becoming outdated, 400 volts DC charger, and you can boost charge up to the night, the Wunderbox will boost charge the voltage up to 900 volts to charge Lucid Air. This is an extraordinary piece of equipment. We also have a 400 volts spur off the Wunderbox through its Silicon chip technology. And that enables us to run a state-of-the-art and components such as PTC heaters and HVAC compressors.

Moving to the HMI and the OTA experience through the internet of things, the whole experience should be very seamless. It starts with the app, the Lucid app on your smartphone and move seamlessly through to this connected car. Super-connected, computational wheels, giving a beguiling UX and UI experience

I'd like to touch on our ADAS and AD And. We believe that with Dream drive, we have the most comprehensive sensor suite available when we go into production. This encompasses 32 sensors, including ultrasonics, cameras of different vision angles, short range surround radar, long range radar, and a 120 degree solid state LIDAR in the nose. We believe this is the most comprehensive, includes 14 cameras and a driver monitoring camera. We'll be super competitive when we launch the car in terms of a level of autonomy. And through the OTA capability, we'll be able to keep this updated and keep it competitive over the next coming years.

Even our headlights are unique to Lucid. These have been developed in-house and I believe them to be the most homogeneous headlamp beams in the world. Instead of a traditional headlamp, which is often inspired by the human eye, just two lenses, these embody many, many thousands of micro light channels. In fact, there were very nearly 10,000 micro light channels here. And it's possible to digitally switch these channels, so you can digitally steer the direction of the beam without any moving parts. This is a hundred percent developed in house, quite revolutionary technology, and it actually helps define the face of the Lucid Air.

So really to recap, we're a tech company at heart. We're rich in IP. We have over 400 patents and growing, but perhaps I leave you with something which is most surprising. You know, we've talked about doing a high-end product, it's a Mercedes competitor, our experience in motor sport it all sounds terribly expensive and difficult to make. Well, my passion is absolutely opposite. If we're going to have a meaningful impact upon the world, upon the environment, we need to sell millions of cars and to do that, we need to truly mass industrialize electrification and EV technology. And here is a great example. This is this brick, this single brick module, a single injection molding, which forms the basis that we can mass produce these battery modules. We put 22 of these in the Lucid Air pack. 22 at 42 volts gives us the 924 volt when connected in series. It looks a complicated thing, but actually it's very, very simple to manufacture. Because you see all those fingered, busbars there, the electrical connections by which we connect the batteries. Those are Lucid patents, that finger configuration is a Lucid patent. And all those parts, those fingers busbars, are robotically placed in the injection mold before the plastic is injected. And then when the plastic is shot into the mold, it encapsulates those parts. And one of the plastic is ejected, this is a single shot, encapsulation molding of all the electrical components. This is designed for mass, mass production in a way I've not seen any other battery pack. This is our vision to truly mass industrialize EV technology. With that, I'd like to hand the baton to Derek Jenkins, Vice President of Design of Lucid Motors to cover our go-to market strategy.

Derek Jenkins, Vice President of Design, Lucid Motors

Thank you, Peter. Yes, our go to market strategy is again, one of the unique areas where we will have a real advantage. We plan to go direct to consumer, which has a distinct opportunity for us. First of all, we don't have to share our margin with a third party or a franchise. We really feel that the traditional auto sales model is old-fashioned and antiquated, but we'd also have a very intimate, close connection between our studio ambassadors and our customers.

This is already started. We've started this online with our order program, between our Pure Touring, Grand Touring and Dream edition. You can already easily make those orders online. But beyond that, when we look at the showroom or studios themselves, these really embody the Lucid brand DNA. The architecture and interior design is inspired by mid-century modern architecture, and really has that warm and technical feeling of Lucid. When people visit, you'll be able to see all of our technologies on display and learn about what makes Lucid so efficient and so high performance. It will also be very high touch. We'll have all of our materials in our interior trim packages and exterior colors will all be on display. We’ll also be able to configure your personal choices in the studio. With a virtual reality platform, you create your ideal Lucid combination, and then you can experience that in the virtual world. When we look beyond the studios and think about all the different locations where we're going to be around the U S, we've started on the West coast, in the Bay area and Los Angeles and East coast in Florida. These are the high EV markets and high high-end luxury markets. Beyond that, for the remainder of the year, we're focused on nine other locations throughout the U S.

As we look at the digital customer journey, this is really how we're going to bring Lucid customers to the studios. And it starts with our online social media platforms. We create all our own social content, videos, and imagery. This gives our customers a sense of where the products come from. how is the technology created, and especially who's behind it, the people behind Lucid. That drives customers to our website, where you'll have a very immersive experience and learn all about Lucid technologies in the background story, and even configure your vehicle on a world-class actually industry first configurator platform, which is very immersive and very interactive. That will drive people to our retail spaces, where they have that full experience in person. Once acquisition takes place, then people are, customers will engage in that long-term experience through our customer vehicle path. So it goes without saying with any electric vehicle charging is critical, and we're going to have some very unique advantages in that area as well. Peter,

Peter Rawlinson, CEO and CTO of Lucid Motors

Thank you, Derek. So at launch, we've developed with a partner, the Lucid garage phase, a level two charger, and with Wunderbox technology that enables a 19.2 kilowatts charge rate. But because we've got this extraordinary efficiency, because we can get so many miles per kilowatt hour, that results in efficiency helping the rate of charge, even at the garage. Because what matters is how many miles you accrue per hour per unit time, not how much electricity is going to the car. And as of consequence of the 19.2 kilowatts and us getting over four and a half miles per kilowatt hour, we can approach 90 miles an hour charge at home on level two. This is groundbreaking. Think of that. You can get 19 miles nearly charge in an hour at home, and that's not fast charging. For fast charging, we've partnered with Electrify America, and this is the grid that's been rolled out wide across the USA.

And what I like about this is just as, as a company with facing up to the need to do manufacturing in house, which is asset heavy and CapEx intensive. We have this second mover advantage here to go asset light. Now, I really applaud what Tesla did with its super charge network. They were the starters, they were the Vanguard. They have no option, but it has been a capital intensive journey for them to roll out their network. We've got an inherent advantage here partnering with Electrify America. But moreover, the Electrify America network is rated at a thousand volts whereas Tesla’s fundamentally a 400 volt system. This gives us another advantage for super fast charging. The system allows charging up to 350 kilowatts, we're actually going to limit Lucid Air at around 300 kilowatts to start with, because we want to optimize a battery life. But moreover, we're endowing the Lucid Air with the open-source CCS combo connector. It's not the coolest connector in the world in terms of it's aesthetics. But for me, I just want to charge, I want to be open source. It's a bit like the one I've got a gasoline car. I want to be able to fill up any gas station. I don't want to look for a specific gas station, I just want to have be charge port agnostic. The way to do that is have open source charge port. And it's an interesting observation actually considering all this, you know what's perceived as a fundamental advantage that Tesla has through its supercharge network and it is great, but I just question now what's going to happen over the next few years with a network, which is at 400 volts versus 900 volts because you know, in all the cabling, it's the I squared loss is the current squared times resistance losses that are a burden, the heat losses for the whole system. And at 924 volts forgiven power, we have about one fifth of the heat losses. This is a fundamental in, in all the cables and connections anyway. So, you know, I think that this is a fundamental step change. The world of electric cars pushes at 800 volts with Taycan, the modern generation of electric cars will be ultra high voltage. And it's going to be interesting to see how that landscape affects Tesla's decision-making.

I'd like to touch on manufacturing because we've created, we've already built and completed North America's first green field, purpose-built EV plant here in Arizona. And there it is with the body shop in the foreground and paint and general assembly in the rear. We're already building our pre-production cars there are release candidates. And we're finessing the quality as we march towards production. We're only going to start production when we get that quality spot on. We've also got another plant just along the road, a few miles away, which is our LMP plant, our powertrain manufacturing plant. And this is where we make a motors, inverters, battery modules, battery packs. And of course the Wunderbox. It's absolutely imperative that we as a company are truly vertically integrated both in terms of the technology development, but in the manufacturing of that. That's what differentiates.

Now we've got a, a multi-year plan for expanding our main factory. What you see here is depicted in red is the current status of the plant. That gets us the 34,000 units per annum on three shifts.By ‘23, we plan to roll out phase two, which is depicted in green. And we need to sync that for the arrival of the Project Gravity. That will take the plant notionally to 85 stroke, 90,000 units. And in its fullest form over the next number of years, we'll roll out the full phase for all the plants. And that will take us to just under 400,000 units per annum. We want to be huge. Now to come to the financials. I'd like to pass the baton to Mr. Michael Smuts, Vice President of Finance of Lucid Motors. Mike,

Michael Smuts, Vice President of Finance, Lucid Motors

Thank you, Peter. I'd like to share some of the assumptions that support our financial projections, including the market outlook that we've developed for the business. As a start point, we see the luxury car market growing at an annual rate of about 5% over the next few years. When you couple that growth rate with consumers growing interest in clean energy vehicles, we feel it makes for an opportune time to be introducing the Air and the Gravity products.

In terms of the cadence of our product introductions and market opportunities, as we mentioned, the first product that we introduce will be the Lucid Air, which will then be followed by Gravity. So in the near term, we will be competing in a market with a size of about 3 million units in total for both of these products. But as we look out to the end of the decade to the 2030 calendar year, we will have an expanded vehicle lineup, including products at lower price points, which when combined with the expected growth in the vehicle market, really opens up the size of our potential market to about 15 million units annually. We're expecting our annual volumes to be about 500,000 units at that point in time, and as you can see in the large circle on the right, the share assumptions in each segment where we will be competing are relatively modest in the 2 to 4% range. We also took a look at some of the share numbers that Tesla realized when the model S was launched. As you can see on the left-hand side of the page, they captured about 23% of the market. You can contrast that with our assumptions, for the Air on the right-hand side, we're targeting something less than 1%, which just helps to confirm our belief that our volume projections are very reasonable.

Taking a look at our volumes now in a little bit more detail at the top of this slide. We will be delivering vehicles to customers this year and generating revenue for the business. However, the data on this slide starts in the 2022 calendar year, which represents the point where we start to reach some level of production scaling. You can visually see our plans to grow the business as we're projecting to sell 250,000 units by mid-decade, with more than one half of those sales coming from SUV's. On the bottom half of the page, you will see that our revenue grows in a similar fashion to the volume growth with revenue of about $2 billion next year, expected to reach $23 billion by mid decade as we expand our portfolio of products.

In terms of our financial outlook, we are projecting to have steady improvement in our financial performance. As we grow and scale the business at the top of the page, our gross profit is expected to show steady growth and increased to more than $5 billion by mid-decade. In the middle of the slide, you can see that our EBITDA numbers will reach almost $3 billion, or margins of roughly 13%, by the 2026 calendar year. Our cash flows are on the bottom of the slide, and we are expecting to have negative cash flows in the next few years, as we were making investments in the business, particularly in the areas of product development, our manufacturing capabilities and our distribution network, all of these areas we feel are critically important and will really position the business for long-term success. We are projecting to turn cash flow positive in the 2025 calendar year, and then get significant traction and generate $1.5 billion of cash in the 2026 calendar year. And now I would like to hand it over to Michael Klein.

Michael Klein, Chairman and CEO of Churchill Capital

Thank you, Mike. I'd like to briefly run through the transaction. The transaction is quite straightforward, Churchill IV will merge with Lucid. We have set up the value of Lucid at $11.75 billion. I'll explain in a moment how we've come to that value. That value was agreed to in the early phases of our deep diligence process, and we commend the board and their shareholders and management for setting this company up appropriately for success. Now, the financial side of the company from a go-forward funding basis is substantially improved with this event. Our CCIV or Churchill Capital IV vehicle with $2 billion, which we have held for such a great opportunity as Lucid will be combined with a $2.5 billion PIPE. That PIPE has been raised at $15 per share that PIPE has a substantial lockup for those new investors who have exhibited their desire and willingness to hold for the long-term.

The combination of that $4.5 billion plus the existing cash on the balance sheet and commitments from existing investors are approximately $5.5 billion of capital. That positions the company in an extraordinary place to not only build out the Air platform, but move completely to the Gravity platform. This funding, as Mike indicated, takes the company into 2023, into its facility with 85,000 or more production levels, and in preparation for the Gravity launch. We have a shareholder base that includes approximately 74% from the existing Lucid shareholders and the remaining will be public shareholders, both from the initial cash and trust and from the pipe. The company will be a New York Stock Exchange company. The ticker will convert from CCIV to LCID upon closing, which we anticipate to be in the second quarter of this year. The company has committed to bring in not just a board member from the Churchill operating team, but also to new independent board members going forward. Skip the page.

Now, as we've indicated, we worked collectively with the company, its shareholders, its board and management, to set up an appropriate valuation for the beginning of this business. As you can see on the page, we've looked at near term metrics, revenue in 2022 and revenue of 2023. We've done so because the company is at the precipice of its launch and driving revenues in 2021. It's our firm belief that the company has a near-term value and a long-term value that is being set up for great success. And as you can see, the $11.75 billion value is a very meaningful discount, not just to Tesla with its maturity and success, but also to all of the recently listed newer companies that we do not believe have the same market position, the same technology, the same readiness as Lucid does. Please skip the page.

What we took great effort to do was to look at the long-term for the value and the value opportunity for Lucid. Of course, we believe that the current valuations attributed to electric vehicles and Tesla reflect the excitement of the new commitment that consumers and governments have to electric vehicles, which we share. Of course it reflects the belief in the market that new brands can break in where old legacy brands were perceived to be a lock. All of those things are reflected in the current multiples that Tesla have. And we believe that Lucid has every bit of the opportunity to drive that valuation expansion. What we set the valuation up based upon our careful look at the historic valuations and historically Tesla has traded in a range of three times its forward revenues since 2012, since Peter was in his role as Chief Engineer of the company, we've set the business up on the basis of that value, in fact, at a discount two times our forward 2023 revenue multiple. And as Peter indicated upfront, and I think it's critical to know the technology platform that's been built by this company, is enormous and the opportunity we believe is enormous. It is a startup company, a startup plant, and a startup car, but it has a history of delivering the leading and sole source battery to Formula E and a history amongst its management team and its technology and to set that up at less than 2% of Tesla's value is exciting for all of us. Thank you. I'll hand it back to Peter.

Peter Rawlinson, CEO and CTO of Lucid Motors

Michael, Thank you for that summary. I think I speak for all of the Lucid team that we're absolutely committed now to make a fantastic product and get that into production this year. We approach this with a sense of responsibility and humility to make this a landmark achievement. And from that platform, we can build so many other opportunities that the world demands and deserves as we face a difficult environmental time. So thank you all for joining me. I hope you found this an informative session and thank you all for your support from everyone here today.